UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

SMF Energy Corporation
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
78453M 109
(CUSIP Number)
Damarie Cano
8567 Coral Way, #138
Miami, FL 33155
(305) 228-3020
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 5, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78453M 109

1	NAMES OF REPORTING PERSONS Active Investors II, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		375,868

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		375,868

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	375,868

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	78453M 109

1	NAMES OF REPORTING PERSONS Active Investors III, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		376,252

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		376,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	376,252

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	78453M 109

1	NAMES OF REPORTING PERSONS Fundamental Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		752,120

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		752,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	752,120

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	78453M 109
This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”) of SMF Energy Corporation (the “Company”), and amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2008, by furnishing the information set forth below. Information contained in the Schedule 13D remains effective except to the extent it is amended, restated, supplemented or superseded by information contained in this Schedule 13D/A. All share numbers and stock prices used in this Amendment No. 1 have been adjusted to account for the 1 for 4.5 reverse stock split of the Common Stock, which became effective October 1, 2009.
Item 2. Identity and Background
Item 2 is hereby amended to add the following:
The information as to the identity and background of the executive officers, directors and control persons of Fundamental Management Corporation is amended and restated as set forth on Appendix A attached hereto which is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to add the following:
On May 5, 2009, the Company accepted a series of Payment in Kind Agreements (the “PIK Agreements”) effective as of April 27, 2009, tendered by each of the various stockholders (the “Preferred Stockholders”) of the Company’s Series A, B and C Convertible Preferred Stock. The PIK Agreements permit the Company to pay the cash dividends due to the Preferred Stockholders in unregistered shares of Common Stock. In accordance with the PIK Agreements, on June 8, 2009, Active Investors II, Ltd. (“Active II”) and Active Investors III, Ltd. (“Active III”) were each issued 29,190 Shares, for a combined total of 58,380 Shares. The shares of Common Stock were valued at $1.04 per share, the closing price on the Nasdaq Stock Market on April 24, 2009, the trading day immediately preceding the effective date of the PIK Agreements.
On June 29, 2009 (the “Effective Date”), the Company accepted a series of agreements pursuant to which it restructured its outstanding debt and equity capital (the “Recapitalization”). As part of the Recapitalization, the Company entered into Exchange Agreements (the “Exchange Agreements”) with its Preferred Stockholders pursuant to which the Company exchanged all of the outstanding shares of its Preferred Stock and all accrued and unpaid dividends thereon for shares of Common Stock. In accordance with the Exchange Agreements, on the Effective Date, Active II and Active III were each issued 302,440 Shares, for a combined total of 604,880 Shares. The shares of Common Stock were valued at $1.71 per share, which is equal to or greater than the closing bid price of the Common Stock on the Nasdaq Stock Market on the day immediately preceding the Effective Date. The Exchange Agreement provides for registration rights with respect to the shares of Common Stock issued pursuant to the Exchange Agreement.
Item 5. Interest in Securities of the Issuer
The following information amends and restates in its entirety the information previously provided in Item 5.
(a)-(b)
As of the date of the filing of this Schedule 13D/A, Active II is deemed to beneficially own 375,868 shares of Common Stock. Active II’s beneficial ownership represents 4.4% of the issued and outstanding Common Stock. Active II has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 375,868 shares of Common Stock. Active II has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 0 shares of Common Stock.

CUSIP No.	78453M 109
As of the date of the filing of this Schedule 13D/A, Active III is deemed to beneficially own 376,252 shares of Common Stock. Active III’s beneficial ownership represents 4.39% of the issued and outstanding Common Stock. Active III has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 376,252 shares of Common Stock. Active III has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 0 shares of Common Stock.
As of the date of the filing of this Schedule 13D/A, Fundamental Management Corporation (“Fundamental”), in its capacity as the sole general partner of Active II and Active III, is deemed to beneficially own 752,120 shares of Common Stock of the Company. Fundamental’s beneficial ownership represents 8.79% of the issued and outstanding Common Stock of the Company. Fundamental has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 752,120 shares of Common Stock. Fundamental has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 0 shares of Common Stock.
(c) The following open market sale transactions were effected by the Reporting Persons since the filing of the original Schedule 13D:
Active II

Date	# of Shares	Price
11/09	4,500	$1.61
11/10	6,500	$1.61
11/10	8,500	$1.60
11/11	1,000	$1.62
11/11	4,000	$1.60
11/12	3,000	$1.58
11/13	100	$1.55
11/18	4,000	$1.55
11/18	4,000	$1.59
11/23	1,083	$1.55
11/25	500	$1.55
11/30	10,000	$1.50
Active III

Date	# of Shares	Price
11/10	2,500	$1.603
11/10	6,500	$1.61
11/10	6,000	$1.60
11/11	3,066	$1.60
11/12	502	$1.60
11/12	4,000	$1.58
11/18	6,100	$1.55
11/19	100	$1.60
11/20	5,000	$1.55
11/23	5,000	$1.55
11/30	9,000	$1.50
Except as otherwise disclosed in this Schedule 13D/A or the Schedule 13D, there have been no other transactions in the securities of the Company by the Filing Persons.
(d) Not applicable.

CUSIP No.	78453M 109
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is hereby amended to add the following:
On July 9, 2009, the Board of Directors of Fundamental adopted a resolution that Robert Salisbury and Damarie Cano were given the full authority to make decisions regarding the sale of the Common Stock and that C. Rodney O’Connor and Robert Picow are to be excluded from decisions involving the disposition of the Common Stock.
See Item 3 for a description of the PIK Agreement and the Exchange Agreement.
Item 7. Material to be Filed as Exhibits
The following documents are filed as exhibits to this Schedule 13D/A:
Joint Filing Agreement
Form of Payment in Kind Agreement, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by SMF Energy Corp. on May 8, 2009.
Form of Exchange Agreement, incorporated by reference to Exhibit 10.3 to the Form 8-K filed by SMF Energy Corp. on July 6, 2009.

CUSIP No.	78453M 109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 18, 2010

ACTIVE INVESTORS II, LTD.
By:	Fundamental Management Corporation,
its General Partner

By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

ACTIVE INVESTORS III, LTD.
By:	Fundamental Management Corporation,
its General Partner

By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

FUNDAMENTAL MANAGEMENT CORPORATION
By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

APPENDIX A
IDENTITY AND BACKGROUND OF
DIRECTORS AND EXECUTIVE OFFICERS
OF
FUNDAMENTAL MANAGEMENT CORPORATION

Name and Position with	Present Occupation or Employment
Fundamental Management Corporation	and Business Address	Citizenship
Robert Salisbury President and Director	President and Director of Fundamental Management Corporation 8567 Coral Way #138 Miami, Florida 33155	U.S.A.

C. Rodney O’Connor Chairman, Chief Executive Officer and Director	Chairman, Chief Executive Officer and Director of Fundamental Management Corporation 8567 Coral Way #138 Miami, Florida 33155	U.S.A.

Robert Picow Director	Director of Fundamental Management Corporation 8567 Coral Way #138 Miami, Florida 33155	U.S.A.

Damarie Cano Secretary and Treasurer	Secretary and Treasurer of Fundamental Management Corporation 8567 Coral Way #138 Miami, Florida 33155	U.S.A.

EXHIBITS
Exhibit A: Joint Filing Statement